March 11, 2013

Re: USChina Taiwan, Inc.

Form 10-K for the fiscal year ended March 31, 2012

Filed July 12, 2012

File No. 0-54152

Ms. Jennifer Monick;

We are responding to your letter dated February 7, 2013. Please see our answers below regarding Form 10-K for the Fiscal Year Ended March 31, 2012:

1. In future Exchange Act reports, please ensure that you provide your reporting number: 000-54152.

(1)	We adapted and will show the number in future reports.

2. In future Exchange Act periodic reports, as applicable, please state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter. Please refer to the Form 10-K.

(1)	We will add that information in 10-K for the year ended March 31, 2013 and future reports

3. We note your disclosure regarding the line of credit taken by Mr. Hong. Please tell us the amount that Mr. Hong used for your business and the amount that was used for his personal expenses. Further, please clarify the approximate amount of time Mr. Hong devotes to this business each week. Please provide similar disclosure in future Exchange Act reports.

(1)	Mr. Hong paid about $15,000 per year from his personal financing to cover the company basic costs such as auditing, SEC filing etc., without charging the company due to his verbal agreement that he will not charge the company until the company has positive cash flow. Mr. Hong spent about 30 hours per week for the company’s operation.

4. In future Exchange Act reports, please revise to state that your securities are quoted and not traded or listed on the OTCBB and provide the disclosure requested by Item 201(a)(iii) of Regulation S-K. Please provide us with a sample of such revised disclosure.

(1)	We examined 10-K for fiscal year ended March 31, 2012.

On Page 8:

“Our common stock is not eligible for trading on any stock exchange and there can be no assurance that our common stock will achieve listing on any such exchange. Currently, our stock prices are quoted on the Over-The-Counter Bulletin Board. “

On Page 10:

“Our common stock, par value $0.001, is listed on the Over-The-Counter Bulletin Board ("OTCBB") under the symbol "UCHN".”

In the future report, we will change the language of page 10 into that applied by Page 8.

5. We note your disclosure that you distributed 1,230,000 shares of stock of USChina Venture III, Inc. to shareholders. Please tell us the percentage of the Venture III’s outstanding shares that were distributed and how such shares were acquired. Also, please provide a detailed analysis as to how this distribution was consistent with Section 5 of the Securities Act. We may have further comments.

(1)	As in filed 8-k of September 20, 2011, we reported:

“The share offering of USChina Venture III Inc to USChina Taiwan is relative to the two companies’ close relations of the control interests of both Ching-Sang Hong and Andrew Chien, not involving any public stock offering such as public solicits including advertisement, and was exempted from the registration requirement due to Section 4(2) of the Securities Act of 1933, as amended.”

6. Your disclosure does not affirmatively indicate that you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308(a) of Regulation S-K.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing to provide the required management's report on internal control over financial reporting. In giving consideration to this comment, we wish to emphasize that the disclosures required for internal control over financial reporting and the disclosures required for disclosure controls and procedures are separate and distinct and that complete disclosure within Item 9A includes separate and distinct conclusions related to internal control over financial reporting and disclosure controls and procedures.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

(1)	We changed control person now. We will reevaluate our internal control when we file a 10-k for fiscal year ended March 31, 2013.

7. We note the language in the opinion paragraph does not address the cumulative period from inception. Please amend your filing on Form 10-K to include a new audit report which has updated opinion paragraph language which demonstrates that the auditor has taken responsibility for the audit of the cumulative amounts from inception.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by

(1)	We changed control person now. We will add the information when we file a 10-k for fiscal year ended March 31, 2013.

Please accept this in response to your requested changes and clarifications.

Sincerely,

Kwang Hyun Kim

President of USChina Taiwan, Inc.